Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-185595

Relating to the Preliminary Prospectus

Supplement, filed on January 29, 2013

SAUL CENTERS, INC.

5,000,000 Depositary Shares

Each Representing 1/100th of a share of 6.875% Series C Cumulative Redeemable

Preferred Stock (Par Value $0.01 Per Share)

(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

Final Term Sheet

January 29, 2013

Issuer:	Saul Centers, Inc.

Security:	Depositary shares, each representing a 1/100th fractional interest in a share of 6.875% Series C Cumulative Redeemable Preferred Stock

Shares Offered:	5,000,000 shares (5,600,000 shares including the over-allotment option)

Type of Security:	SEC Registered—Registration Statement No. 333-185595; preliminary prospectus supplement, subject to completion, dated January 29 , 2013 (“Preliminary Prospectus”)

Trade Date:	January 29, 2013

Settlement and Delivery Date:	February 12, 2013 (T +10) Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares prior to February 12, 2013 will be required, by virtue of the fact that the depositary shares initially will settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade their depositary shares prior to their date of delivery should consult their advisors.

Public Offering Price:	$25.00 per depositary share; $125,000,000 total (not including over-allotment option)

Underwriting Discount:	$0.7875 per depositary share; $3,937,500 (not including over-allotment option)

Net Proceeds to the Issuer,

before Expenses:	$24.2125 per depositary share; $121,062,500 total (not including over-allotment option)

Dividend Rate:	$1.71875 per depositary share each year, which is equivalent to 6.875% of the $25.00 liquidation preference per depositary share.

Dividend Payment Date:	Payable quarterly in arrears, on January 15, April 15, July 15 and October 15, beginning on April 15, 2013; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day.

Dividend Record Date:	Dividends are payable to holders of record of depositary shares as they appear in the depositary’s records at the close of business on the applicable record date, which will be the date that the Issuer’s board of directors designates for the payment of a dividend that is not more than 30 nor less than 10 days prior to the dividend payment date.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to February 12, 2018, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes, as described below under “Special Optional Redemption” or as otherwise described in the Preliminary Prospectus. On and after February 12, 2018, the Issuer may, at its option, redeem the Series C preferred stock underlying the depositary shares, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control or Delisting Event (each as defined in the Preliminary Prospectus), the Issuer may, at its option, redeem the Series C preferred stock underlying the depositary shares, in whole or in part and within 120 days (or 90 days, in case of a Delisting Event) after the first date on which such Change of Control or Delisting Event occurred, by paying $2,500.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the applicable conversion date (as defined in the Preliminary Prospectus), the Issuer has provided or provides notice of exercise of any of its redemption rights relating to the Series C preferred stock underlying the depositary shares (whether its optional redemption right or its special optional redemption right), the holders of depositary shares representing interests in the Series C preferred stock will not have the conversion right described below.

Conversion Rights:	Share Cap: 1.1358

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration (as defined in the Preliminary Prospectus), as applicable) issuable in connection with the exercise of the conversion right and in respect of the Series C preferred stock underlying the depositary shares will not exceed 5,679,237 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option is exercised, not to exceed 6,360,745 shares of the Issuer’s common stock in the aggregate (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	BFSPrC

CUSIP:	804395 606

ISIN:	US8043956064

Book-Running Managers:	Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated

The issuer has filed a registration statement (including a base prospectus dated January 3, 2013) and a preliminary prospectus supplement, dated January 29, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Raymond James & Associates, Inc. by calling toll-free 1-800-248-8863, Robert W. Baird & Co. Incorporated by calling toll-free 1-800-792-2473 , RBC Capital Markets, LLC by calling toll-free (212) 428-6260 or Stifel, Nicolaus & Company, Incorporated by calling toll-free (855) 300-7136.